Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012(1)	2012	2011(1)	2010(1)	2009(1)	2008(1)
Earnings:
Loss before provision for income taxes	$(2,006)	$(4,725)	$(34,049)	$(10,857)	$(17,591)	$(15,095)	$(42,121)
Interest charges	4,420	9,697	35,200	38,302	38,379	39,853	39,514
Interest factor in operating rents(2)	665	679	2,941	2,922	3,871	3,997	3,775

Total earnings	3,079	5,651	4,092	30,367	24,659	28,755	1,168

Fixed charges:
Interest charges	4,420	9,697	35,200	38,302	38,379	39,853	39,514
Interest factor in operating rents(2)	665	679	2,941	2,922	3,871	3,997	3,775

Total fixed charges	5,085	10,376	38,141	41,224	42,250	43,850	43,289

Ratio of earnings to fixed charges(3)	—	—	—	—	—	—	—

Deficiency	$(2,006)	$(4,725)	$(34,049)	$(10,857)	$(17,591)	$(15,095)	$(42,121)

(1)	Certain amounts presented have been revised from those we previously reported for the years ended December 31, 2011, 2010, 2009 and 2008 and the three months ended March 31, 2012. See Notes 4 and 17 in Notes to Consolidated Financial Statements and Note 1 in Notes to Unaudited Condensed Consolidated Financial Statements included elsewhere in this prospectus for discussion of the revisions.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges include: interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.
(3)	Where a dash appears, our earnings were negative and were insufficient to cover fixed charges during the period.